Devon Energy Corporation 20 North Broadway Oklahoma City, OK 73102-8260	405 552 4702 Phone 405 552 7692 Fax danny.heatly@dvn.com
June 5, 2008
Via EDGAR and Facsimile No. 202 772 9368
Attention: Mr. Bob Carroll, Division of Corporation Finance
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Devon Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 1-32318 Form 10-Q for the Period Ended March 31, 2008 Filed May 8, 2008
Dear Mr. Schwall:
This letter responds to the staff’s comment letter dated May 27, 2008, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2007, filed February 28, 2008 (File No. 1-32318) and its Form 10-Q for the period ended March 31, 2008, filed May 8, 2008. Devon’s responses to the staff’s comments are set forth below:
Form 10-K for the year ended December 31, 2007
Operation of Properties, page 22
SEC Comment
1.	We note you receive reimbursement for direct expenses incurred in the performance of your duties as well as other types of reimbursements, and record these as a reduction of general and administrative expense. Please tell us your consideration of Rule 4-10(c)(6)(iv) of Regulation S-X in your accounting for these reimbursements and tell us why they should not be credited to the full cost pool.
Response
It is common industry practice to offset monthly reimbursements known as “COPAS reimbursements” against the related costs actually incurred. If the amount of the reimbursements exceed the actual costs incurred, the excess amount is recorded as a reduction to the full cost pool to avoid recognition of income from the reimbursements.

U.S. Securities and Exchange Commission June 5, 2008	page 2
As part of our disclosure of Results of Oil and Gas Producing Operations in Note 15 on pages 117-119, we have included the general and administrative expenses directly related to oil and gas producing activities. These amounts are net of our COPAS reimbursements as well as amounts capitalized pursuant to the full cost method of accounting. As indicated in our disclosures, the actual related costs incurred in each of the years shown exceeded the amount of our reimbursements. If the reimbursements had been greater than our actual expenses, the excess would have been recorded as a reduction to the full cost pool.
Exhibit 32.2
SEC Comment
2.	Please revise and re-file this exhibit to reflect the correct date of the report that it refers to. The certificate filed refers to the Form 10-K for the period ending December 31, 2006.
Response
We have been advised today by the Commission’s legal staff that correcting the typographical error in Exhibit 32.2 will require us to file the entire contents of the original Form 10-K in a Form 10-K/A. Repeating the entire contents of the original Form 10-K will require us to obtain currently-dated consents from our independent accountants and our three independent petroleum consulting firms. We will file a Form 10-K/A as soon as possible once these consents are obtained. However, we may or may not be able to file the Form 10-K/A within ten business days from the date of your letter.
Form 10-Q for the period ended March 31, 2008
Note 5. Fair Value Measurements, page 15
SEC Comment
3.	We note the reclassification of your auction rate securities from short-term to long-term investments. We also note your conclusion that the securities are not currently impaired. Citing the accounting literature used, tell us and disclose how you have concluded no impairment exists as of March 31, 2008.
Response
The accounting for our auction rate securities was based on the principles included in SFAS No. 115 and SFAS No. 157. Since their original acquisition, these securities have been, and continue to be, classified as “available-for-sale” securities as defined under SFAS No. 115. SFAS No. 115 requires these securities to be measured at fair value.
The fair values of our auction rate securities are estimated pursuant to the requirements set forth in SFAS No. 157, which Devon adopted as of January 1, 2007. Prior to February 8, 2008, an active market existed for these securities. Accordingly, the fair values of the securities as of December 31, 2007, were based on “Level 1 inputs” as that term is defined in SFAS No. 157. Beginning on February 8, 2008, the auction mechanism that provided liquidity to these securities began to fail. As a result, a market for these securities ceased to exist at that time.
Paragraph 7 of SFAS No. 157 states that “a fair value measurement assumes that the asset or liability is exchanged in an orderly transaction,” and defines an orderly transaction as one that “assumes exposure to the market for a period prior to the

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measurement date to allow for marketing activities that are usual and customary.” Because there were less than eight weeks between the time that the markets ceased to exist and the end of the 1st quarter, we do not believe this is sufficient time to allow for the creation of an alternative market with usual and customary marketing activities for these securities.
Accordingly, and as disclosed in Note 5 to our 10-Q, the fair values of our auction rate securities were estimated using significant unobservable inputs (Level 3) in accordance with SFAS No. 157. Our fair value estimates were determined using an income-based valuation technique developed with various inputs including the following:
Credit Risk Our auction rate securities are AAA rated by one or more of the three major rating agencies—S&P, Moody’s and Fitch. Furthermore, our securities have maintained these AAA ratings throughout recent months when various sectors of the financial markets have experienced higher levels of credit and liquidity issues.
Collateral and Performance We expect full repayment of the par value of our securities. Our auction rate securities are collateralized by student loans which are substantially guaranteed by the United States government. As of March 31, 2008, $144 million, or approximately 95%, of our securities were collateralized by student loans guaranteed under the Federal Family Education Loan Program (FFELP).
For the $144 million of securities collateralized by loans under FFELP, the value of the loans that serve as collateral averaged 106% of the par value of our auction rate securities. For the approximately 5% of securities that were not under FFELP, the collateral ratios averaged 117%. These collateral coverage ratios are based on data obtained from the most recently filed quarterly servicing reports.
Interest Rates We have collected all accrued interest to date for our securities. Our securities bear interest at market rates primarily based on United States Treasury rates.
Par Value Redemptions We also considered the fact that $23 million of our $152 million of auction rate securities (or 15%) were called at par value prior to the filing of our 1st quarter 10-Q and subsequently redeemed on May 21, 2008. With no market currently in existence for student loan backed auction rate securities, this redemption at par value represents the best available current evidence of the value of the remaining $129 million of securities, which are substantially similar to the $23 million that was redeemed.
In addition to the securities that were called at par, $1.3 million of partial redemptions were received in May 2008 related to principal payments on the student loans. These redemptions occur periodically throughout the lives of the auction rate securities, and are paid at par value.
No Impact on Devon’s Liquidity Our auction rate securities at March 31, 2008, represented less than 1% of our total assets at that date. With $2.2 billion of operating cash flow generated in the 1st quarter of 2008, and over $2 billion of pending proceeds from previously disclosed sales of discontinued operations, we are not in the position of needing to liquidate the $152 million of auction rate securities under forced liquidation or distress sale scenarios in order to satisfy our

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liquidity requirements. As disclosed in Note 1 of our 1st quarter 10-Q, we have the ability to hold these securities until maturity, and this ability was considered in our overall assessment of the fair value measurement of the auction rate securities.
Based on the factors discussed above, we believe it is probable we will continue to collect the contractual interest payments and par value maturity payments of our auction rate securities, and that the par value of our securities was an appropriate estimate of fair value as of the March 31, 2008 measurement date. Therefore, we concluded no impairment of our securities existed on that date.
In connection with the above responses to the staff’s comments, Devon acknowledges that:
•	Devon is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Danny J. Heatly
Vice President — Accounting